Exhibit 99.1
Semantix Announces 2Q 2023 Financial Results
Proprietary SaaS Revenue and Gross Profit increases 47% and 51% in 2Q23 yoy respectively
August 17, 2023
SÃO PAULO--(BUSINESS WIRE) – August 17, 2023 - Semantix, Inc. (NASDAQ: STIX), a leading Latin American enterprise AI platform and applications provider, today announced its financial results for the quarter ended June 30, 2023.
“Second Quarter results reflect ongoing momentum in margin accretive proprietary SaaS revenue, which has been primarily fueled by the adoption of our cutting-edge AI applications. As an AI centric company, we have always been at the forefront of innovation, and we are thrilled to witness our customers' increasing realization of how AI can solve their challenges.” said Leonardo Santos, CEO and Founder of Semantix. “With the benefits of AI becoming more tangible, we are leveraging our product positioning and go-to-market communication to showcase our AI platform and application capacities and empowering our customers with real-world solutions to unleash the full potential of artificial intelligence.”
Second Quarter 2023 Financial Highlights
◦Proprietary SaaS revenue for the second quarter of 2023 grew 47% year-over-year.
◦Gross profit increased 51% in the second quarter of 2023 year-over-year, with gross margin improving 15 percentage points year-over-year to 47% in the second quarter of 2023.
◦Net revenue for the second quarter of 2023 of R$48 million, reflecting an increase of 4% year-over-year as compared to the second quarter of 2022.
◦Semantix had 14 customers in 2Q23 each contributing more than US$1 million in revenue in the last twelve months.
◦Adjusted EBITDA loss in the second quarter of 2023 was R$26 million. Cash and cash equivalents of R$151 million as of June 30, 2023. Net cash (net of the loans and borrowings) was R$90 million as of June 30, 2023.
Key Business Highlights
•Product and Go-to-market natural evolution towards AI platform and applications: substantial investments in product development and acquisitions over the past twelve months have propelled Semantix to evolve its product portfolio and refine its go-to-market communication to a comprehensive, integrated AI platform and a range of readily applicable AI applications tailored to diverse business use cases, such as in the finance, retail, health and pharma industries.
“The partnership with Semantix enables Quasar to explore machine learning and GenAI. Projects include data integration, advanced models, and automation. This strategic move forms the basis for cognitive application intelligence with GenAI, transforming processes and service.” – Carlos Maggioli, CEO of Quasar, a Brazilian independent investment manager and foundational customer of Semantix AI Finance Applications.

•Synergistic Offerings via User-Friendly Web Portal: Semantix has strengthened its strategic alliances with Elastic and NEO4J and is strategically integrating these renowned global providers' complementary products with Semantix's cutting-edge AI platform and applications on a unified channel. Therefore, Semantix will reinforce its partners go-to-market in Latam while simultaneously expanding its own market penetration across diverse customer segments.
◦Elastic1: Semantix will be the agent for building the LATAM reseller chain, which will be trained and certified in Elastic’s technology.
◦Neo4j2: The partnership between Semantix, Google Cloud and NEO4J aims to serve all Latin America and will provide local support in Portuguese and monthly payment in local currency.
1 – Elastic is a prominent software company known for its search and analytics solutions, helping organizations efficiently manage and obtain insights from vast amounts of data.
2 – Neo4j is a leading graph database platform that specializes in managing and analyzing complex relationships in data.
•Cash Control and Efficiency: Semantix has identified key opportunities to reduce cash outflows by approximately 20% of its annual costs1 and expenses. These efforts, focused on contract optimization including insurance, cloud services, and vendor arrangements, alongside with workforce adjustments aligned with employee performance, are expected to significantly contribute to the company's path to profitability. The implementation of these strategies is anticipated to be realized over the next 12 months, commencing from July 2023.
1 – do not consider Resale of Third-party Software related costs.
2Q23 and 1H23 Financial Metrics
(In BRL million, except for percentages)

	2Q 2023	2Q 2022	Y/Y Change	1H23	1H22	Change
Net Revenue	R$ 48	R$ 46	4%	R$ 88	R$ 86	3%
Gross Profit	R$ 23	R$ 15	51%	R$ 40	R$ 28	42%
Gross Margin	47%	33%	15 pp	45%	32%	13 pp
Adjusted EBITDA	(R$ 26)	(R$21)	(20%)	(R$ 58)	(R$ 36)	(61%)
Adjusted EBITDA Margin	(54%)	(47%)	(7 pp)	(66%)	(42%)	(24 pp)

	Jun 30, 2023	Dec 31, 2022	Change
Cash and Cash Equivalents	R$ 151	R$ 338	(55%)
Net Cash (Debt)	R$ 90	R$ 259	(65%)
Financial Outlook
Based on current market conditions and management expectations, Semantix continues to expect that proprietary SaaS revenue for 2023 will be between R$ 75 million and R$ 80 million. Aligned with Semantix’s financial objectives to prioritize improved product margins and revenue quality and its long-standing strategy of focusing on proprietary SaaS growth, the company is no longer guiding for full year total revenue.
Historically, Semantix has received a higher volume of orders from new and existing customers during the second half of the year and, in particular, in the fourth quarter of each year, which we believe is due to, among other factors, the procurement, budgeting, and deployment cycles of many of our customers, particularly large enterprise customers.
Conference Call and Webcast Information
Semantix will host a conference call today, August 17, 2023, at 8:30 a.m. Eastern Time to discuss its financial results and financial outlook. The conference call will be webcast live on Semantix’s Investor Relations website at ir.semantix.ai/news-events/events. Parties interested in participating via telephone may register using this online form. Upon registration, all telephone participants will receive the dial-in number along with a unique PIN number that can be used to access the call. A replay of the conference call webcast will be archived on Semantix’s Investor Relations website for at least 30 days.
Forward-Looking Statements
This press release and the earnings call referencing this press release contain forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation that involve substantial risks and uncertainties (collectively herein referred to as “forward-looking statements”). All statements other than statements of historical facts contained in this press release and addressed on our earnings call, including statements regarding our future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. For example, forward-looking statements include, without limitation, statements concerning the following: the growth of Semantix’s business and its ability to realize expected results, including with respect to its net revenue, gross profit, gross margin, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, cash and cash equivalents and net cash (debt); the viability of its growth strategy, including with respect to its ability to grow market share in Brazil and internationally, particularly through the expansion of its proprietary SaaS data solutions, grow revenue from existing customers, and consummate and achieve expected benefits through acquisitions; opportunities, trends and developments in the data industry, including with respect to future financial performance in the industry; the size of Semantix’s total addressable market; macroeconomic and geopolitical factors, including as a result of the policies and actions of the new administration in Brazil following the 2022 presidential election. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions).

Such forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements and could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this press release and the earnings call referencing this press release, those results or developments may not be indicative of results or developments in subsequent periods. Although Semantix has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking information contained in this press release and the earnings call referencing this press release are based on current estimates, assumptions, expectations and projections, including with respect to the management’s expectations regarding Semantix’s growth based on historical financial results and anticipated commercial developments, the anticipated success of current strategies for market penetration in Brazil and globally in light of competition from existing market participants and the emergence of competitors in the future, management’s expectations with respect to the development of technology and other proprietary intellectual property by Semantix based on existing technological realities and strategies with respect to intellectual property development, management’s expectations regarding the likelihood Semantix will be able to enter into commercial arrangements with relevant third-parties and customers, Semantix’s ability to maintain adequate margins based on financial metrics available to management, the ability of Semantix to finance its ongoing capital needs, the continued involvement of Semantix’s management in Semantix’s operations and the ability of Semantix to attract and retain talent in the future, which are based on the information available as of the date of this press release, and, while considered reasonable by Semantix, are inherently uncertain. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Semantix. In particular, historical results should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.
Nothing in this press release and the earnings call referencing this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release and the earnings call referencing this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. This press release also contains certain financial forecast information of Semantix. Such financial forecast information constitutes forward-looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial forecast information contained in this press release, and the inclusion of such information in this press release should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. You must make your own determinations as to the reasonableness of these projections, estimates, goals, trends and other statements and should also note that if one or more estimates change, or one or more assumptions are not met, or one or more unexpected events occur, the performance and results set forth in such projections, estimates, goals, trends and other statements may not be achieved. We can give no assurance as to future operations, performance, results or events.

WE DO NOT UNDERTAKE ANY OBLIGATION AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, ANY FINANCIAL FORECASTS CONTAINED HEREIN TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS. HOWEVER, WE MAY ELECT TO UPDATE OUR BUSINESS OUTLOOK AT ANY TIME FOR ANY REASON.
Non-GAAP Financial Measures
This press release includes certain non-IFRS financial measures and industry metrics such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin and net cash (debt). These measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Semantix believes that these measures (including on a forward-looking basis) provide useful supplemental information to investors about Semantix, particularly as they exclude the impacts of certain events that we believe are isolated in nature incurred as part of our recent expansion and, therefore, not reflective of our underlying results. Semantix’s management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Semantix’s management uses forward-looking non-IFRS measures to evaluate Semantix’s projected financials and operating performance. However, there are a number of limitations related to the use of these measures, including that they exclude significant expenses that are required by IFRS to be recorded in Semantix’s financial statements, including certain expenses with share based plan expenses, D&O insurance, gains from fair value of Semantix’s warrants and concentrated expenses of an extraordinary nature incurred in connection with our completed business combination with a SPAC occurred in 2022 and the earn-out compensation related to our acquisitions. In addition, other companies may calculate non-IFRS measures or industry metrics differently or may use other measures to calculate their financial performance, and therefore, Semantix’s non-IFRS measures and industry metrics may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.
Other Business Metrics
Proprietary SaaS and Resale of Third-party Software: Proprietary SaaS consists of Semantix’s data platform software, while resale of third-party Software consists of the resale of licenses from third-party data platform software providers.
Customers with Trailing 12-Month Revenue Greater than US$1 Million: Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, and a wider range of potential use cases. As a measure of our ability to scale with our customers and attract large enterprises, we count the number of customers that contributed more than US$1 million in revenues in the trailing 12 months, considering the Brazilian real to US Dollar exchange rate as of March 31, 2023. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.
Net Cash (Debt): Net cash (debt) reflects Semantix’s cash and cash equivalents balance at a given date in time, net of the loans and borrowings balance as of the same date.
About Semantix
Semantix is a leading Latin America integrated AI software platform and applications provider. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

Semantix, Inc.
Unaudited Consolidated Statement of Profit or Loss
(in BRL thousands)

	Three Months Ended, Jun, 30		Six Months Ended, Jun, 30

	2023	2022	2023	2022
Revenues	48,003	46,108	87,682	85,542
Cost of sales	(25,346)	(31,067)	(48,151)	(57,793)
Gross profit	22,657	15,041	39,531	27,749
Operating expenses
Sales and marketing expenses	(12,952)	(15,578)	(27,204)	(24,830)
General and administrative expenses	(40,111)	(19,730)	(76,303)	(59,498)
Research and development	(8,626)	(13,287)	(21,322)	(20,565)
Operating loss	(39,032)	(33,554)	(85,298)	(77,144)

Financial income	9,487	2,335	19,850	6,630
Financial expenses	(3,703)	(12,715)	(18,164)	(19,208)
Net financial results	5,784	(10,380)	1,686	(12,578)

Loss before income tax	(33,249)	(43,934)	(83,612)	(89,722)
Income tax	(2,795)	1,670	(246)	3,572
Loss for the period	(36,044)	(42,264)	(83,858)	(86,150)

Semantix, Inc.
Revenue Mix (Unaudited)
(in BRL thousands)

	Three Months Ended, Jun, 30		Six Months Ended, Jun, 30

	2023	2022	2023	2022
Third-party software	26,867	28,888	50,470	52,246
Deductions on third-party software	(3,151)	(2,996)	(5,344)	(4,943)
Revenue from Third-party software	23,716	25,892	45,126	47,303

AI & data analytics services	9,393	10,524	17,831	19,076
Deductions on AI & data analytics services	(631)	(690)	(1,194)	(1,250)
Revenue from AI & data analytics services	8,762	9,834	16,637	17,826

Proprietary software as a service (SaaS)	16,356	11,108	27,500	21,839
Deductions on proprietary software as a service (SaaS)	(1,143)	(726)	(1,893)	(1,429)
Revenue from proprietary software as a service (SaaS)	15,213	10,382	25,607	20,410

Other revenue	312	—	312	3
Other revenue	312	—	312	3
Total revenue	48,003	46,108	87,682	85,542

Semantix, Inc.
Unaudited Consolidated Statement of Cash Flows
(in BRL thousands)

	Six months ended June 30

	2023	2022
Loss for the period	(83,858)	(86,150)
Adjustments to reconcile loss for the period
Depreciation and amortization	16,165	7,471
Deferred income tax	333	(3,683)
Onerous contract	—	(477)
Fair value adjustment of derivatives financial instruments	5,164	1,586
Stock option plan	1,732	2,292
Trade and other receivables expected loss	7,461	484
Accounts receivable write-off and Write-off of creditor invoice	(227)	(4,590)
Provision for contingencies	443	774
Interest accrued	4,208	14,979
Interest paid	(1,954)	(11,815)
Change in operating assets and liabilities	(92,777)	(76,481)
Net cash outflow from operating activities	(94,731)	(88,296)
Purchase and development of intangible assets	(19,389)	(14,652)
Acquisition of subsidiaries net of cash acquired	(24,386)	—
Acquisitions of property and equipment	(76)	(319)
Net cash outflow from investment activities	(43,851)	(14,971)
Loans obtained	—	122,016
Proceeds from exercise of stock options	511	276
Acquisition of non-controlling interest	5,018	(148)
Payment of loans	(20,027)	(21,210)
Purchase of treasury shares	(34,633)	—
Lease payments	(794)	(535)
Net cash inflow (outflow) from financing activities	(49,925)	100,399
Increase (decrease) in cash and cash equivalents	(188,507)	(2,868)
Cash and cash equivalents at the beginning of the year	338,020	52,149
Cash and cash equivalents at the end of the year	151,223	48,881
Effect of exchange rate changes	1,710	(400)
Increase (decrease) in cash and cash equivalents	(188,507)	(2,868)

Supplemental non-cash flow information
Remeasurement of lease agreement	199	—
Unpaid amount related to business combination	9,558	—
Other receivables related to the sale of non-controlling interest	5,018	—

Semantix, Inc.
Unaudited Consolidated Statement of Financial Position
(in BRL thousands)

	June 30, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	151,223	338,020
Trade receivables and other, net	140,801	139,546
Tax receivables	17,037	11,317
Prepaid expenses and other assets	23,338	35,060
PP&E, Intangible and right of use asset	165,770	156,110
Deferred tax asset	21,818	22,488
Total current assets	326,459	519,169
Total non-current assets	193,528	183,372
Total assets	519,987	702,541

LIABILITIES
Loans and borrowings	60,789	78,671
Trade and other payables	68,756	107,695
Lease liabilities and other liabilities	51,538	64,676
Taxes payable	12,700	14,733
Derivatives financial instruments	12,811	6,412
Deferred income tax	8,592	8,929
Total current liabilities	115,686	181,390
Total non-current liabilities	99,500	99,726
Total liabilities	215,186	281,116

EQUITY
Share capital	425	425
Additional paid-in capital	872,771	872,771
Capital reserves	22,543	20,300
Other comprehensive income	(7,216)	(6,840)
Treasury shares	(35,141)	(508)
Accumulated loss	(552,224)	(468,869)
Non-controlling interests	3,643	4,146
Total equity	304,801	421,425
Total equity + liabilities	519,987	702,541

Semantix Inc.
GAAP to Non-GAAP Adjusted EBITDA and Adjusted EBITDA Margin Reconciliations
(in BRL thousand)

	Three Months Ended, June 30,		Six Months Ended, June 30,
	2023	2022	2023	2022
Loss for the period	(36,044)	(42,263)	(83,858)	(86,150)
(+/-) Net interest income (expenses)	(4,647)	7,735	(10,476)	11,736
(+/-) Income tax	2,794	(1,675)	246	(3,577)
(+) Depreciation and amortization	8,205	3,760	16,164	7,478
EBITDA	(29,692)	(32,444)	(77,925)	(70,512)
(+) Share based plan expenses (1)	1,086	1,342	2,173	2,907
(+) Transaction expenses (2)	-	9,645	-	31,408
(+) D&O Expenses (3)	4,391	-	9,002	-
(+/-) Fair Value of Derivative Financial Instruments (4)	(3,617)	-	5,079	-
(+) Earn-Outs (5)	2,052	-	3,552	-
Adjusted EBITDA	(25,780)	(21,458)	(58,119)	(36,198)
Net Revenue	48,003	45,918	87,682	85,353
Adjusted EBITDA Margin	(54%)	(47%)	(66%)	(42%)
(1)Consists of expenses related to share based compensation grants, including payroll expenses in the amounts of R$0.2 million and R$0.3 million in the three-month periods ended June 30, 2023 and 2022, respectively.
(2)Consists of concentrated expenses of an extraordinary nature related to third-party advisory, support services, travelling and events incurred in connection with our business combination with a SPAC that are not expected to be ongoing.
(3)Consists of expenses related to D&O Insurance (directors’ and officers’ liability insurance).
(4)Consists of gains from fair value of Semantix Warrants.
(5)Consists of expenses related to earn-out payment to the former shareholders of Zetta and Elemeno.
Investor Contact
Adriano Alcalde
Chief Financial Officer & IR
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
Source: Semantix, Inc